Filed Pursuant to Rule 424(b)(3)
Registration No. 333-156742

HINES GLOBAL REIT, INC.
SUPPLEMENT NO. 4 DATED JUNE 24, 2010
TO THE PROSPECTUS DATED APRIL 30, 2010

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global REIT, Inc. (“Hines Global”), dated April 30, 2010 (the “Prospectus”), Supplement No. 1, dated May 14, 2010, Supplement No. 2, dated May 17, 2010 and Supplement No. 3, dated June 10, 2010. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To describe the acquisition by Hines Global of a property located in Irvine, California and

B.	To describe the potential acquisition by Hines Global of a property located in Austin, Texas.

A.	Acquisition of 17600 Gillette by Hines Global

On June 9, 2010, Hines Global REIT Properties, LP, a subsidiary of Hines Global, acquired 17600 Gillette, a two-story office building located in the Orange County Airport Area of Irvine, California. The seller, AJ Irvine Owner Corporation, is not affiliated with Hines Global or its affiliates.

17600 Gillette consists of 98,925 square feet of rentable area that is 100% leased to DraftFCB, Inc., an advertising agency, under a lease that expires in March 2016 and contains two, five-year renewal options. Based on the terms of the lease, the annual base rent is currently approximately $2.8 million, but is subject to change every 30 months based on a Consumer Price Index adjustment, not to exceed 3% annually. Additionally, Draft FCB, Inc. is responsible for the reimbursement of certain operating costs related to its space as well as parking and common areas.

The contract purchase price for 17600 Gillette was $20.4 million, exclusive of transaction costs, fees and working capital reserves. Hines Global funded this transaction using proceeds from its initial public offering.

In connection with the acquisition of this property, Hines Global expects to pay its advisor, Hines Global REIT Advisors LP, an affiliate of Hines Interests Limited Partnership ("Hines"), $407,000 in cash acquisition fees.

Our management currently has no plans for material renovations or other capital improvements at the property and believes the property is suitable for its intended purpose and adequately covered by insurance. The cost of 17600 Gillette (excluding the cost attributable to land) will be depreciated for tax purposes over a 40-year period on a straight-line basis.

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot for 17600 Gillette during the past five years ended December 31:

Year	Weighted Average Occupancy	Average Effective Annual Gross Rent per Leased Sq. Ft. (1)
2005	100%	$24.24
2006	100%	$25.68
2007	100%	$26.16
2008	100%	$26.67
2009	100%	$28.20

(1)
Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s accrual-basis total rent revenue (excluding operating expense recoveries) by the weighted average square footage under lease during such year.

B.	Potential Acquisition of Southpark Commerce Center II by Hines Global

On May 24, 2010, a subsidiary of Hines Global, entered into a contract to acquire Southpark Commerce Center II ("Southpark"), an industrial complex of four buildings located in Southeast Austin. The seller, KBS Southpark Commerce Center II, LLC, is not affiliated with Hines Global or its affiliates. The buildings consist of 372,125 square feet of rentable area that are 94% leased to eight tenants. Three of these tenants, Travis Association for the Blind, AT&T, Inc. and Zarlink Semiconductor Inc., individually lease more than 10% of the rentable area of the complex, as described below:

•
Travis Association for the Blind, a non-profit organization, leases 100,435 square feet or approximately 27% of the buildings' rentable area, under a lease that expires in August 2011. The annual base rent under the lease is currently approximately $612,000, but is subject to annual rent escalations. In addition, the lease provides the tenant with an option to terminate the lease prior to its expiration if the tenant requires a 25% or greater  change in the amount of space it leases, gives notice six months in advance of the termination date and makes a payment equal to three months gross rent plus unamortized leasing costs.

•
AT&T, Inc., a broadcast and communications provider, leases 70,700 square feet or approximately 19% of the buildings' rentable area, under a lease that expires in March 2017. The annual base rent under the lease is currently approximately $384,000, but is subject to annual rent escalations. In addition, the lease has a termination option which permits the tenant to terminate the lease if notice is given by December 31, 2012 and the tenant makes a payment of approximately $552,000.

•
Zarlink Semiconductor Inc., a Canadian-based semiconductor designer and manufacturer, leases 70,700 square feet or approximately 19% of the buildings' rentable area, under a lease that expires in May 2013. The annual base rent under the lease is currently approximately $854,000, but is subject to annual rent escalations.

The contract purchase price for Southpark is expected to be approximately $31.3 million, exclusive of transaction costs, fees and working capital reserves. Hines Global expects to fund the acquisition using proceeds from its initial public offering and the assumption of an existing $18 million mortgage loan. The mortgage loan matures in December 2016 and has a fixed interest rate of 5.67%. Hines Global expects the closing of this acquisition to occur during the 3rd quarter of 2010, subject to a number of closing conditions. There is no guarantee that this acquisition will be consummated, and if Hines Global elects not to close on the acquisition of Southpark, it may forfeit its $1.0 million earnest money deposit.

In connection with the acquisition of this property, Hines Global expects to pay its advisor, Hines Global REIT Advisors LP, an affiliate of Hines, $626,000 in cash acquisition fees and $180,000 in debt financing fees.

Our management currently has no plans for material renovations or other capital improvements at the property and believes the property is suitable for its intended purpose and adequately covered by insurance. The cost of Southpark (excluding the cost attributable to land) will be depreciated for tax purposes over a 40-year period on a straight-line basis.

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for Southpark during the past three years ended December 31:

Year	Weighted Average Occupancy	Average Effective Annual Gross Rent per Leased Sq. Ft. (1)
2007	98.1%	$8.69
2008	100.0%	$10.08
2009	94.3%	$10.17

(1)
Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s accrual-basis total rent revenue (including operating expense recoveries) by the weighted average square footage under lease during such year.

(2)
The information required to calculate the weighted average occupancy and average effective annual gross rent per leased square foot for Southpark for the years ended December 31, 2005 and 2006 is not available because it was not within the seller’s knowledge or reasonably available to the seller.

The following table lists, on an aggregate basis, the approximate leasable square feet for all of the scheduled lease expirations for the period from May 24, 2010 through December 31, 2010 and for each of the years ending December 31, 2011 through 2019 for Southpark.

Year	Number of Leases	Approximate Square Feet	Percent of Total Leasable Area	Annual Base Rental Income of Expiring Leases	% of Total Annual Base Rental Income
2010	1	33,652	9.0%	$148,000	5.7%
2011	2	126,373	34.0%	$743,000	28.6%
2012	2	28,102	7.6%	$222,000	8.6%
2013	2	92,430	24.8%	$1,095,000	42.3%
2014	-	-	0.0%	$-	-
2015	-	-	0.0%	$-	-
2016	-	-	0.0%	$-	-
2017	1	70,700	19.0%	$384,000	14.8%
2018	-	-	0.0%	$-	-
2019	-	-	0.0%	$-	-